UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

Fitzgerald,                      Robert                       E.
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   (Last)                       (First)                   (Middle)

                                8000 Lee Highway
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                                    (Street)

Falls Church,                          VA                   22042
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
                                 April 1, 2003

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
                             Telaxis Communications
                               Corporation (TLXS)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

                            Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
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Common Stock                             12,128,458 (1)               I                    (1)
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Common Stock                             1,347,606 (2)                I                    (2)
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Common Stock                             1,347,606 (3)                I                    (3)
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Common Stock                             449,198   (4)                I                    (4)
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

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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 Employee Stock Option   (5)       11/4/07         Common Stock            165,000       $.40            D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Number of shares reported is Mr. Fitzgerald's proportionate interest in the 20,663,267 shares owned by Concorde Equity, LLC ("Concorde") due to Mr. Fitzgerald owning approximately 58.7% of the membership interests of Concorde.
2) Number of shares reported is the proportionate interest of Mr. Fitzgerald's eldest daughter in the shares owned by Concorde due to Mr. Fitzgerald's eldest daughter owning approximately 6.5% of the membership interests of Concorde. This filing shall not be deemed an admission that Mr. Fitzgerald is, for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Act") or otherwise, the beneficial owner of these equity securities.
(3) Number of shares reported is the proportionate interest of Mr. Fitzgerald's second daughter in the shares owned by Concorde due to Mr. Fitzgerald's second daughter owning approximately 6.5% of the membership interests of Concorde. This filing shall not be deemed an admission that Mr. Fitzgerald is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of these equity securities.
(4) Number of shares reported is the proportionate interest of Mr. Fitzgerald's eldest son in the shares owned by Concorde due to Mr. Fitzgerald's eldest son owning approximately 2.2% of the membership interests of Concorde. This filing shall not be deemed an admission that Mr. Fitzgerald is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of these equity securities.
(5) This option was originally issued to Mr. Fitzgerald on November 4, 2002 by Young Design, Inc. and was assumed by Telaxis on April 1, 2003. On April 1, 2003, the option was exercisable as to 50% of the underlying shares of common stock, and the option will vest as to an additional 12.5% of the underlying shares of common stock on November 4 of each year until fully vested.



/s/ Robert E. Fitzgerald                                       April 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.